Exhibit 99.1

PERNOD RICARD

A French Société Anonyme with a share capital of 291 590 460.90 €.
Registered office: 12, place des Etats-Unis, 75116 Paris

Paris Trade & Companies Registry No.: 582 041 943 RCS Paris

Notice of Shareholders' Meeting

The shareholders are hereby informed that they shall be convened in the near future to a Combined Annual Ordinary and Extraordinary Shareholders' Meeting to be held on Tuesday, November 7, 2006, at 10.45 a.m., at the CNIT, 2 place de la Défense, 92053 Paris – La Défense, in order to deliberate on the following agenda:

AGENDA

Items on the agenda presented to the Ordinary Shareholders Meeting:

1°)

Approval of the parent company financial statements for the financial year ended 30 June 2006;

2°)

Approval of the consolidated financial statements for the financial year ended 30 June 2006;

3°)

Allocation of the results for the financial year ended 30 June 2006 and distribution of dividends;

4°)

Approval of related-party agreements;

5°)

Renewal of Mr François Gérard's term of office as Director;

6°)

Setting the Directors' fees allocated to the Board of Directors;

7°)

Authorisation granted to the Board of Directors to purchase, retain or transfer the Company's shares;

Items on the Agenda presented to the Extraordinary Shareholders Meeting:

8°)

Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously;

9°)

Authorisation granted to the Board of Directors to award the Company's employees and directors stock options for the subscription of shares of the Company to be issued or for the purchase of existing shares;

10°)

Delegation of authority to the Board of Directors to issue share warrants in the event of a purchase offer with regard to the Company;

11°)

Delegation of authority to the Board of Directors to carry out capital increases reserved for the members of a company savings plan;

12°)

Capital decrease not due to losses;

13°)

Amendment of Article 32 of the bylaws;

14°)

Powers to carry out the necessary legal formalities.

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DRAFT RESOLUTIONS

Resolutions presented to the Ordinary Shareholders Meeting

First resolution (Approval of the parent company financial statements for the financial year ended 30 June 2006) - Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended 30 June 2006, and after presentation of the income statement, balance sheet and notes to the financial statements for the said financial year, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the income statement, balance sheet, notes to the financial statements and all transactions recorded therein, as presented to it.

Second resolution (Approval of the consolidated financial statements for the financial year ended 30 June 2006) - Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended 30 June 2006, and after presentation of the consolidated income statement, consolidated balance sheet and related notes for the said financial year, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the consolidated income statement, consolidated balance sheet, notes to the consolidated financial statements and all transactions recorded therein, as presented to it.

Third resolution (Allocation of the results for the financial year ended 30 June 2006 and distribution of dividends) - Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings:

-

records that the profit for the financial year ended 30 June 2006 amounts to €56,193,655.94;

-

records that retained earnings amount to €364,691,170.04;

-

records that distributable earnings for the financial year, after an allocation of €2,809,682.80 to the legal reserve, amount to €418,075,143.18;

-

resolves to pay the shareholders an amount of €2.52 per share as a dividend payment, that is a total amount of €237,034,826.28, corresponding to the total amount of the profit for the financial year and an amount of €180,841,170.34 taken from the "Retained earnings" account;

-

resolves to allocate the balance of distributable profit to retained earnings for an amount of €181,040,316.90.

As an interim dividend of €1.12 per share was paid on 5 July 2006, the balance amounting to €1.40 per share will be distributed on 15 November 2006.

The dividend grants entitlement as from 1 January 2006 to the 40% tax deduction applicable to individual shareholders who are French tax residents, i.e. an amount of €1.008 per share.

The General Meeting resolves that the amount of the dividend accruing to treasury shares held by the Company, or those that have been cancelled, at the time of payment will be allocated to “Retained earnings”.

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It is to be noted that the dividends distributed over the last three financial years were as follows:

Financial year	Number of shares	Net dividend	Tax credit (2)	Total dividend
2002	70,484,081	€1.80	€0.90	€2.70
2003	70,484,081	€1.96	€0.98	€2.94
2004/05 (1)	93,672,230	€3.22	-	€3.22
(1) The previous financial period covered 18 months from 1 January 2004 to 30 June 2005. (2) The tax credit has been shown at a single rate of 50% for the requirements of this table.

Fourth resolution (Approval of related-party agreements) – Having reviewed the special report of the Statutory Auditors on the related-party agreements referred to in Article L.225-38 of the French Commercial Code, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the agreements described in such report that came into effect or continued during the previous financial year.

Fifth resolution (Renewal of Mr François Gérard's term of office as Director) – After recording that Mr François Gérard's term of office as Director is due to expire, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew his term of office for a period of four years to expire at the close of the Shareholders Meeting to be convened in 2010 to approve the financial statements for the previous financial year.

Sixth resolution (Setting the directors’ fees allocated to the Board of Directors) – The Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to set the aggregate sum of directors’ fees in respect of the current financial year at €600,000.

Seventh resolution  (Authorisation granted to the Board of Directors to purchase, retain or transfer the Company’s shares) – Having reviewed the report of the Board of Directors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, authorises the Board of Directors to trade in the Company’s shares under the provisions of Articles L.225-209 et seq. of the French Commercial Code, with the possibility to sub-delegate powers under the conditions provided for by law.

The Company may carry out transactions with regard to its own shares with a view, inter alia, to:

(i)

granting shares to the Company’s and its Group’s employees and/or  directors, in any authorised form, in particular by granting stock options to said employees and/or directors of the Company and its Group or within the scope of employee profit sharing plans;

(ii)

covering its commitments pursuant to stock options with cash payments concerning rises in the stock market price of the Company's share, granted to employees and directors of the Company and its Group;

(iii)

making free allocations of shares to employees and/or directors within the framework of Articles L.225-197-1 et seq. of the French Commercial Code;

(iv)

delivering securities upon the exercise of rights attaching to securities giving access to the share capital;

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(v)

using them as a means of payment or exchange, in particular in connection with external growth transactions;

(vi)

cancelling them, where applicable; or

(vii)

enabling an investment services intermediary to act on the secondary market or to ensure liquidity of the Company's share by means of a liquidity agreement, in compliance with the terms of a code of conduct approved by the French Financial Markets Authority (AMF), and in accordance with the terms and conditions set by French regulations and recognised market practice.

These shares may be purchased, sold, transferred or exchanged by any means authorised pursuant to the regulations in force, including, in particular, by private transactions, sales of blocks of shares, sale and repurchase agreements and using any financial derivatives traded on a regulated market or via over-the-counter transactions, or setting up option strategies (purchases and sales of puts and calls and any combinations thereof). These transactions may be carried out when the Board of Directors considers them appropriate. Transactions involving blocks of shares may account for the entire share repurchase program

These transactions may be carried out at any time, including during a public offer period, within the limits defined by the applicable regulations and those set out below:

(i) Maximum purchase price:	€250
(ii) Maximum purchases authorised	€2,351,535,750

If the share capital is increased via the capitalisation of reserves and the allocation of bonus shares, or in the event of a stock split or reverse stock split, the above prices will be adjusted by a multiplier equal to the ratio between the number of shares making up the share capital before the transaction and the number of shares existing after the transaction

If the Company purchases its own shares, the number of shares purchased must be such that:

(i)

the Company does not purchase more than 10% of the shares making up its share capital at any time during the term of the share repurchase programme; this percentage will be applied to the share capital adjusted on the basis of capital transactions carried out after this Shareholders Meeting, i.e., for information purposes, at 20 September 2006, 9,406,143 shares; and

(ii)

the number of its own shares held by the Company at any time does not exceed 10% of the number of shares making up its share capital.

With a view to implementing this authorisation, full powers are granted to the Board of Directors for the purposes set out below, with the possibility to sub-delegate such powers within the limits set by the bylaws and French law:

(i)

to place any orders on or off the stock market;

(ii)

to enter into any agreements with a view inter alia to keeping the registers with regard to purchases and sales of shares;

(iii)

to make all filings and carry out all formalities with the French Financial Markets Authority  and any other body; and

(iv)

to carry out all other formalities, and, generally, do all that is necessary.

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The Board of Directors shall inform the Shareholders Meeting of the transactions performed pursuant to this resolution

This authorisation will be valid for a period of 18 months from the date of this meeting. It renders ineffective the unused portion of the authorisation granted by the Combined Ordinary and Extraordinary Shareholders Meeting of 10 November 2005.

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Resolutions presented to the Extraordinary Shareholders Meeting

Eighth resolution (Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings and in accordance with Articles L.225-209 et seq. of the French Commercial Code:

1.

authorises the Board of Directors to reduce the share capital by cancelling, on one or more occasions, all or part of the Company’s own shares held by the Company or acquired by it pursuant to the share repurchase programmes authorised by the Shareholders Meeting in accordance with the seventh resolution above, within the limit of 10% of the capital as authorised by law;

2.

resolves that the excess amount of the purchase price of the shares cancelled as compared to their par value shall be allocated to the “Share premiums” account or to any available reserve accounts, including the legal reserve, within the limit of 10% of the reduction in capital carried out; and

3.

grants the Board of Directors full powers, with the possibility to sub-delegate such powers within the conditions limits set by the bylaws and by French law, to cancel, on its own decision, the shares thus acquired, to reduce the share capital accordingly, to allocate the excess amount as provided for above, and to make the corresponding amendments to article 6 of the bylaws.

This delegation of powers will be valid for a period of 24 months from the date of this meeting. It cancels and supersedes the authorisation given by the Shareholders Meeting of 10 November 2005.

Ninth resolution (Authorisation granted to the Board of Directors to award the Company's employees and directors stock options for the subscription of shares of the Company to be issued or for the purchase of existing shares) - Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings and in accordance with Articles L.225-177 et seq. of the French Commercial Code:

1.

authorises the Board of Directors to grant, on one or more occasions, on its own decision, to some or all employees and directors of the Company and companies and economic interest groupings that are related to it under the conditions provided for in Article L. 225-180 of the French Commercial Code, stock options for the subscription of new shares of the Company to be issued or for the purchase of existing shares;

2.

resolves that the total number of stock options may not give rise to the subscription or purchase of a number of shares exceeding  5% of the Company's current share capital;

3.

resolves that:

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(i)

in accordance with Article L. 225-177 of the French Commercial Code, if the stock options granted are options to subscribe for shares, the subscription price of the shares for beneficiaries will be determined by the Board of Directors on the date when the options are granted, and such price may not be lower than the average of the closing prices for the twenty stock market trading sessions prior to the date when the options are granted;

(ii)

in accordance with Article L. 225-179 of the French Commercial Code, if the stock options granted are options to purchase shares, the purchase price of the shares for beneficiaries will be determined by the Board of Directors on the date when the options are granted, and such price may not be lower than the average of the closing prices for the twenty stock market trading sessions prior to the date when the options are granted or the average purchase price of the shares held by the Company in accordance with Articles L 225-208 and L. 225-209 of the French Commercial Code;

4.

resolves that the exercise period for the stock options may not exceed 10 years as from the date of grant of the options by the Board of Directors;

5.

places on record that this authorisation entails an express waiver by the shareholders, in favour of the beneficiaries of the stock options, of the shareholders' preferential rights to subscribe for the shares to be issued as and when the stock options are exercised.

The share capital increase resulting from the exercise of stock options to subscribe for shares will be finally completed simply as a result of a declaration of exercise of the stock option, accompanied by a subscription form and the payment in cash or by offsetting against receivables held for the corresponding amount;

6.

resolves that the price and/or the number of shares to be subscribed and/or purchased may be adjusted to take into account financial transactions carried out by the Company;

7.

grants the Board of Directors full powers, with the possibility to sub-delegate such powers within the limits set by the bylaws and by French law, to implement this resolution and to determine, within the limits provided for by law or the regulations, all the other terms and conditions for awarding the options and exercising them, and in particular to:

(i)

set the exercise period(s) for the stock options within the limit referred to above, set the subscription or purchase price of the shares in accordance with the terms and conditions set out above, draw up a list of beneficiaries of the stock options, set, where applicable, the number of stock options offered to each of them and decide on a possible prohibition on reselling immediately the shares purchased and/or subscribed;

(ii)

provide for the possibility to suspend temporarily the exercise of stock options, in the event of performance of financial transactions or trades;

(iii)

offset, where appropriate, the costs of share capital increases against the amount of the share premiums related to these share capital increases and

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deduct from this amount the sums required to increase the legal reserve to one-tenth of the new amount of share capital after each such share capital increase;

(iv)

amend the bylaws accordingly and, in general, do whatever may be appropriate and necessary to implement this authorisation.

At the first meeting following each financial year-end, the Board of Directors will record, where appropriate, the number and amount of the shares issued during the financial year, make the necessary amendments to the bylaws and carry out the publication formalities.

In accordance with Article L. 225-184 of the French Commercial Code, the Board of Directors will inform the shareholders every year, in a special report, at the Ordinary Shareholders Meeting, of the transactions carried out within the scope of this resolution.

This authorisation will be valid for a period of 38 months from the date of this meeting and cancels and supersedes the unauthorised portion of the authorisation given by the Shareholders Meeting of 17 May 2004.

Tenth resolution (Delegation of authority to the Board of Directors to issue share warrants in the event of a public offer with regard to the Company) - Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings and in accordance with Articles L. 233-32 II and L. 233-33 of the French Commercial Code:

1.

delegates authority to the Board of Directors to decide on the issue, in the event of a public offer with regard to the Company, on one or more occasions, and in the proportions and at the times it considers appropriate, warrants making it possible to subscribe, under preferential conditions, for one or more of the Company's shares and the free allocation of such warrants to all the Company's shareholders who have the status of shareholder prior to the expiry of the public offer period, as well as to set the conditions for exercise and other features of such share warrants;

2.

resolves that the maximum nominal amount of the ordinary shares that may be issued via the exercise of such warrants may not exceed a maximum of €145,000,000, it being specified that this maximum amount has been set independently of any other maximum amount relating to issues of shares or securities giving access to the Company's share capital authorised by the Shareholders Meetings, and the maximum number of warrants that may be issued may not exceed the number of shares making up the share capital at the time of issue of the warrants;

3.

resolves that this delegation of authority may only be used in the event of a public offer being made with regard to the Company;

4.

resolves that the Board of Directors shall have full powers, with the possibility to sub-delegate within the limits set by the bylaws and by French law, to implement this delegation under the conditions provided for by French law.

This delegation will be valid for a period of 18 months as from the date of this Shareholders Meeting.

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Eleventh resolution (Delegation of authority to the Board of Directors to carry out capital increases reserved for the members of a company savings plan) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and in accordance with Articles L.225-129-6 and L.225-138-1 of the French Commercial Code and Articles 443-1 et seq. of the French Employment Code:

1.

delegates to the Board of Directors the necessary authority to carry out, on one or more occasions, on its own decision, both in France and other countries, increases in the Company's share capital by issuing shares or securities giving access to the Company’s share capital (other than preference shares) reserved for the members of a company savings plan;

2.

resolves that the beneficiaries of these capital increases will be, either directly or through the intermediary of a company investment fund or any other structures or entities authorised by the applicable legal or regulatory provisions, the members of a  savings plan of the Company and the companies or groupings affiliated to it within the meaning of Article L.225-180 of the French Commercial Code and which also meet any conditions that may be set by the Board of Directors;

3.

resolves to cancel the shareholders’ preferential subscription right with regard to the shares and securities giving access to the Company’s share capital issued pursuant to this resolution, in favour of the above-mentioned beneficiaries;

4.

delegates furthermore to the Board of Directors the necessary authority to make, on one or more occasions, on its own decision, in favour of the above-mentioned beneficiaries, free allocations of shares or other securities giving access to the Company’s share capital (other than preference shares), it being specified that (i) the total benefit resulting from these allocations may not exceed, depending on the method retained, the legal or regulatory limits applicable pursuant to Articles L.443-5 and L.443-7 of the French Employment Code, and (ii) the Company’s shareholders waive all right (in particular the right of allocation) with regard to the securities that may be issued free pursuant to this resolution;

5.

resolves that the total number of shares that may be issued, immediately and/or in the future, pursuant to this delegation of authority, may not exceed 2% of the Company’s share capital at the close of this Shareholders Meeting, it being specified that this maximum is set independently. Accordingly, the nominal amount of the share issues made pursuant to this resolution will not reduce any other maximum relating to the issues of shares or securities giving access to the Company’s share capital authorised by this Shareholders Meeting;

6.

resolves that the price of the new shares to be issued pursuant to this resolution may neither be (i) more than 20% lower (or 30% lower when the vesting period provided for by the plan pursuant to Article L. 443-6 of the French Employment Code is equal to or greater than ten years) than the average of the opening market prices of the Company’s share during the twenty stock market trading days prior to the decision setting the opening date of the subscription period, nor (ii) greater than this average;

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7.

resolves that the Board of Directors will have full powers, with the possibility to sub-delegate within the limits set by the bylaws and by French law, to implement this resolution, and in particular in order to:

(i)

decide on the features, amount and terms and conditions of any issue of shares or securities giving access to the Company's ordinary shares;

(ii)

draw up a list of the companies whose employees will be the beneficiaries of the issues carried out pursuant to this resolution as well as the conditions, in particular in respect of length of service, to be met by the beneficiaries of the share capital increases that are thus carried out;

(iii)

determine that the subscriptions may be made directly by the beneficiaries or through employee mutual funds;

(iv)

take all steps to carry out the share capital increases and, where applicable, the free allocations of shares or other securities giving access to the capital; and

(v)

enter into all agreements, draw up all documents, record the completion of the share capital increases, amend the by-laws accordingly, where applicable, carry out or have carried out all acts, formalities or filings with all bodies and, more generally, do whatever may be necessary.

This delegation will be valid for a period of 26 months as from the date of this meeting. It cancels and supersedes the authorisation given by the Shareholders Meeting of 10 November 2005.

Twelfth resolution (Capital decrease not due to losses) — Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings:

(i)

records that by a decision made on 20 September 2006, the Company's Board of Directors decided on, pursuant to the provisions of Article 1844-55(3) of the French Civil Code, the dissolution without liquidation of Santa Lina, on the sole condition that, upon the expiry of the period for objections by creditors provided for by Article 8(2) of Decree No. 78-704 of 3 July 1978, the creditors have not made any objection to the dissolution, or if any such objection has been made, such objections have been rejected by the court of first instance or the claims have been paid or guarantees set up;

(ii)

records that, in accordance with Article 5 of Decree No. 67-236 of 23 March 1967, the Company, in the capacity of sole shareholder of Santa Lina, filed with the office of the clerk of the Commercial Court of Paris a declaration of dissolution without liquidation of Santa Lina and, pursuant to Article 287 of Decree No. 67-236 of 23 March 1967, published a notice relating to the dissolution of Santa Lina in a journal authorised to receive legal announcements dated 7 October 2006;

(iii)

records, accordingly, that the period for objections by creditors provided for by Article 8(2) of Decree No. 78-704 of 3 July 1978 expired at midnight on 6 November 2006, without any creditor having objected to the dissolution and that, in accordance with Article 1844-5 of the French Civil Code, the transfer of all the assets and liabilities of Santa Lina to the Company was completed on the date hereof;

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(iv)

records that the assets transferred by Santa Lina within the scope of the transfer of all its assets and liabilities include 3,209,032 shares of the Company that the Company does not wish to retain;

(v)

resolves to cancel these 3,209,032 shares by means of a capital decrease amounting to €9,947,999.20 corresponding to the par value of these shares, thus reducing the Company's capital from €291,590,460.90 to €281,642,461.70 and thus leading to a decrease in the number of the Company's shares from 94,061,439 to 90,852,407;

(vi)

resolves to allocate to the "Conversion premium" account an amount corresponding to the difference between the accounting value at the Effective Date of the 3,209,032 shares of the Company that were transferred to the Company within the scope of the dissolution without liquidation of Santa Lina and the par value of such shares, that is a total amount of €462,036,427.36; and

(vii)

grants full powers to the Board of Directors, with the possibility of sub-delegation to the Chief Executive Officer, or with his agreement, to one or more Managing Directors, in order to:

-

record the reduction in share capital decided pursuant to this resolution;

-

amend the bylaws accordingly; and

-

in general, carry out all operations and formalities that are necessary in order to carry out this share capital reduction.

Thirteenth resolution (Amendment of Article 32 of the bylaws) – Having reviewed the report of the Board of Directors, the Shareholders Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves to amend the Company's bylaws as follows:

The first paragraph of Article 32 III. will henceforth be drafted as follows:

"III. Each member of the Shareholders Meeting shall have as many votes as the number of shares such shareholder owns and represents within the limit of 30% of the voting rights of the shareholders present or represented. The proxy for a shareholder will enjoy the votes granted to him by the shareholder appointing him under the same conditions and within the same limits."

After this first paragraph of Article 32 III., a new paragraph will be inserted that will be drafted as follows:

« In order to apply this limitation, for each member of the Shareholders Meeting, the number of voting rights held by the shareholder and those that are assimilated thereto pursuant to Article L.233-9 of the French Commercial Code shall be taken into account."

The rest of the article remains unchanged.

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Fourteenth resolution (Powers to carry out the necessary formalities) – The General Meeting grants full powers to the bearer of a copy or an extract of the minutes of this meeting to carry out, everywhere they may be required, any legal formalities for the purposes of registration or for publication or otherwise, as required.

All shareholders, regardless of the number of shares that they hold, shall be entitled to take part in the deliberations of this General Meeting or to be represented at such General Meeting by their spouse or another shareholder.

In order to be able to attend, vote by mail or be represented at the above-mentioned General Meeting, the holders of registered shares must have been registered in an account held by the Company for at least five days prior to the date set for the meeting; the holders of bearer shares must ask the authorised financial intermediary with whom their securities are entered in an account for an account recording certificate (“certificat d’inscription en compte”) stating that these securities are unavailable up until the date of the General Meeting. The certificate must be sent to or deposited by the financial intermediaries with Société Générale at the latest five days prior to the date set for the meeting.

In order to be able to vote by mail or by proxy, the holders of shares must, where applicable, request mail voting forms or proxy forms by a letter sent to the Company's registered office or to Société Générale, department des titres, 32, rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, or to the intermediary with whom their shares are entered in an account so that the request is received six days at the latest prior to the date of the General Meeting.

Votes by mail or by proxy will only be taken into account in the case of forms which have been duly completed, and have been received at the Company's registered offices or at Société Générale at least three days prior to the General Meeting together with an account recording certificate as far as the holders of bearer shares are concerned.

It is reminded that, in accordance with Article 136 of French Decree No. 67-236 of 23 March 1967, any shareholder who has complied with any of the above formalities may nevertheless sell all or part of his shareholding during the minimum registration period for registered shares or the unavailability period with regard to bearer shares by informing the authorised account holder of the cancellation of this registration or of the unavailability period up to 3.00 p.m. Paris time on the day before the General Meeting, provided that, if the shareholder has already requested an admission card or already cast a distance vote or sent a proxy, such shareholder provides the authorised account holder with the information required in order to cancel the vote or to change the number of shares and votes corresponding to his vote.

Attendance and voting by videoconference or by a telecommunications method have not been authorised with regard to this General Meeting. No site as referred to in Article 119 of French Decree No. 67-236 of 23 March 1967 will be set up for this purpose.

Requests for insertion of draft resolutions made by shareholders that meet the conditions provided for in Article 128 of French Decree No. 67-236 of 23 March 1967 must be sent, in accordance with the legal provisions, to the Company's registered office by registered letter with acknowledgement of receipt requested, within a period of ten days from the date of publication of this notice.

The Board of Directors.

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